UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. _______)*

Autoliv, Inc
(Name of Issuer) Common stock, par value $1.00 per share (represented by Swedish Depository Receipts each representing one share of Common Stock)
(Title of Class of Securities) U0508X119
(CUSIP Number) AMF PENSIONSFÖRSÄKRING AB, 113 88 STOCKHOLM, SWEDEN
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) DECEMBER 31, 2012
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒  Rule 13d-1(b)
☐  Rule 13d-1(c)
☐  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. U0508X119

13G
AMF PENSIONSFÖRSÄKRING AB
1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION SWEDEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 3,731,000
	6.	SHARED VOTING POWER 3,040,695
	7.	SOLE DISPOSITIVE POWER 3,731,000
	8.	SHARED DISPOSITIVE POWER 3,040,695
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,771,695
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.1%
12.	TYPE OF REPORTING PERSON (see instructions) HC

CUSIP No. U0508X119

13G
AMF FONDER AB
1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION SWEDEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 3,040,695
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 3,040,695
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,771,695
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.1%
12.	TYPE OF REPORTING PERSON (see instructions) IC

Item 1.

(a)	Name of Issuer AUTOLIV, INC.
(b)	Address of Issuer’s Principal Executive Offices Vasagatan 11, 7th Floor, SE-111 20, Box 70381, SE-107 24, Stockholm, Sweden

Item 2.

(a)	Name of Person Filing AMF PENSIONSFÖRSÄKRING AB and AMF FONDER AB

(b)	Address or Principal Business Office or, if none, residence 113 88 STOCKHOLM, SWEDEN

(c)	Citizenship SWEDEN

(d)	Title of Class of Securities Common Stock, par value $1.00 per share (represented by Swedish Depository Receipts each representing one share of Common Stock)

(e)	CUSIP Number U0508X119

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C.78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C.78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C.80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C.80a-3);

(j)	☒	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(j)	☒	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance §240.13d-1(b)(1)(ii)(J), please specify the type of institution: AMF PENSIONSFÖRSÄKRING AB is a parent holding company and AMF FONDER AB is an insurance company.

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

AMF PENSIONSFÖRSÄKRING AB:

(a)	Amount beneficially owned: 6,771,695

(b)
Percent of class:  7.1% (based upon 95,514,620 shares of Common Stock outstanding as of February 15 2013, as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on February 22, 2013)

(c)	Number of shares as to which the person has:

(i)	Sole power to vole or to direct the vote: 3,731,000

	(ii)	Shared power to vote or to direct the vote: 3,040,695

	(iii)	Sole power to dispose or to direct the disposition of: 3,731,000

	(iv)	Shared power to dispose or to direct the disposition of: 3,040,695

AMF FONDER AB

(a)
Amount beneficially owned:  AMF FOUNDER AB  does not have the power to direct the vote or disposition of any of the securities directly owned by AMF PENSIONSFÖRSÄKRING AB. However, as AMF FOUNDER AB may be deemed to be a member of a group with AMF PENSIONSFÖRSÄKRING AB, AMF FOUNDER IS DEEMED beneficially own 6,771,695 shares.

(b)
Percent of class:  7.1% (based upon 95,514,620 shares of Common Stock outstanding as of February 15 2013, as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on February 22, 2013)

(c)	Number of shares as to which the person has:

	(i)	Sole power to vole or to direct the vote: -0-

	(ii)	Shared power to vote or to direct the vote: 3,040,695

	(iii)	Sole power to dispose or to direct the disposition of : -0-

	(iv)	Shared power to dispose or to direct the disposition of: 3,040,695

Instruction.  For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following☐.

Instruction.  Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

AMF FONDER AB (insurance company and subsidiary of AMF PENSIONSFÖRSÄKRING AB)

Item 8.	Identification and Classification of Members of the Group.

AMF PENSIONSFÖRSÄKRING AB (parent holding company)

AMF FONDER AB (insurance company and subsidiary of AMF PENSIONSFÖRSÄKRING AB)

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

(a)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, effect, other than activities solely in connection with a nomination under § 240.14a-11.

(b)
The following certification shall be included if the statement is filed pursuant to § 240.13d-1(b)(1)(ii)(J), or if the statement is filed pursuant to § 240.13d-1(b)(1)(ii)(K) and a member of the group is a non-U.S. institution eligible to file pursuant to § 240.13d-1(b)(1)(ii)(J):

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to an insurance company and a parent holding company of an insurance company is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct,

March 15, 2013
Date

AMF PENSIONSFÖRSÄKRING AB

/s/ Anna Hedner
Signature

Anna Hedner, Chief Financial Officer
Name/Title

/s/ Ebba Hammarström
Signature

Ebba Hammarström, Chief Operating Officer
Name/Title

AMF FONDER AB

/s/ Anders Oscarsson
Signature

Anders Oscarsson, Chief Executive Officer
Name/Title

/s/ Ellinor Örtegren Johanson
Signature

Ellinor Örtegren Johanson, Vice Chief Executive Officer and Chief Operating Officer
Name/Title

EXHIBIT A

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Schedule 13G (and any amendment thereto filed by them) with respect to the shares of Common Stock, par value $1.00 per share (represented by Swedish Depositary Receipts each representing one share of Common Stock), of Autoliv, Inc.

Dated:  March 15, 2013

AMF PENSIONSFÖRSÄKRING AB

/s/ Anna Hedner
Signature

Anna Hedner, Chief Financial Officer
Name/Title

/s/ Ebba Hammarström
Signature

Ebba Hammarström, Chief Operating Officer
Name/Title

AMF FONDER AB

/s/ Anders Oscarsson
Signature

Anders Oscarsson, Chief Executive Officer
Name/Title

/s/ Ellinor Örtegren Johanson
Signature

Ellinor Örtegren Johanson, Vice Chief Executive Officer and Chief Operating Officer
Name/Title